UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-X/A

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

EXPLANATORY NOTE

The Registrant is filing this Amendment to Form F-X to report a change in the address of the U.S. Agent for Service of Process previously appointed by the Registrant in connection with the previously filed Form 40-F filed by the Registrant with the Commission on August 18, 2020. The Registrant hereby amends the Form F-X initially filed by the Registrant.

A. Name of issuer or person filing ("Filer"):  Shackelford Pharma Inc.

B. (1) This is (check one):

 ☐ An original filing for the Filer.

 ☒ An amended filing for the Filer.

 (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this form is being filed:

 Name of registrant: Shackelford Pharma Inc.

 Form type: Form 1-A

 File number (if known): 024-11206

 Filed by: Shackelford Pharma Inc.

 Date filed (if filed concurrently, so indicate): August 18, 2020 (filed concurrently)

D. The Filer is incorporated or organized under the laws of British Columbia, Canada, and has its principal place of business at:

Shackelford Pharma Inc.
355 Burrard St., Suite 1000
Vancouver, British Columbia V6C 2G8
Tel: 1-888-377-4225

E. Filer designates and appoints Cogency Global Inc. ("Agent"), located at 1025 Connecticut Avenue, N.W., Suite 712 Washington, DC 20036; telephone 1-866-621-3524as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form 1-A on August 18, 2020 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939.  The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form 1-A; the securities to which the Form 1-A relates; and the transactions in such securities.

SIGNATURES

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada, on June 8, 2021.

SHACKELFORD PHARMA INC.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer

This statement has been signed by the following person in the capacity indicated on June 8, 2021.

COGENCY GLOBAL INC.
as Agent for Service of Process for Shackelford Pharma Inc.

By:	/s/ Anthony Mackay
Name:	Anthony Mackay
Title:	Vice President